RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-208507

Pricing Supplement Dated March 15, 2016 To the Product Prospectus Supplement No. TP-1, the Prospectus Supplement and the Prospectus, Each Dated January 8, 2016	$1,000,000 Fixed Coupon Callable Notes Linked to the Common Stock of Celgene Corporation, Due March 22, 2017 Royal Bank of Canada

Royal Bank of Canada is offering Fixed Coupon Callable Notes (the “Notes”) linked to the common stock of Celgene Corporation (the “Reference Stock”). The Notes offered are senior unsecured obligations of Royal Bank of Canada, will pay a quarterly Coupon, and will have the terms described in the documents described above, as supplemented or modified by this pricing supplement. The Notes will not be listed on any securities exchange.
The Notes do not guarantee any return of principal at maturity. Any payments on the Notes are subject to our credit risk.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the product prospectus supplement dated January 8, 2016, on page S-1 of the prospectus supplement dated January 8, 2016, and “Selected Risk Considerations” beginning on page P-7 of this pricing supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
Issuer:	Royal Bank of Canada	Listing:	None
Trade Date:	March 15, 2016	Principal Amount:	$1,000 per Note
Issue Date:	March 21, 2016	Maturity Date:	March 22, 2017
Coupon Payment Dates:	Quarterly, as set forth below.	Coupon Rate:	10.05% per annum
Valuation Date:	March 15, 2017
Initial Stock Price:	$97.915, which was an intra-day price of the Reference Stock on the trade date.
Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.
Trigger Price:	$73.44, which is 75% of the Initial Stock Price, rounded to two decimal places.
Payment at Maturity (if held to maturity):
For each $1,000 in principal amount, $1,000 plus the Coupon at maturity, unless the Final Stock Price is less than the Trigger Price.
If the Final Stock Price is less than the Trigger Price, then the investor will receive at maturity, for each $1,000 in principal amount, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value of those shares.  The investor will also receive the final Coupon.
Investors could lose some or all of the value of their initial investment if there has been a decline in the trading price of the Reference Stock.

Physical Delivery Amount:
For each $1,000 principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Stock Price, subject to adjustment as described in the product prospectus supplement.

Call Feature:
We may redeem your Notes (in whole but not in part) at our sole discretion without your consent at the price set forth below on any Coupon Payment Date during the term of the Notes, provided that we give at least three business days’ prior written notice to the trustee.

CUSIP:	78013GAR6

	Per Note	Total
Price to public	100.00%	$1,000,000.00
Underwriting discounts and commissions	1.75%	$17,500.00
Proceeds to Royal Bank of Canada	98.25%	$982,500.00

The initial estimated value of the Notes as of the date of this pricing supplement is $973.74 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below.
RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $17.50 per $1,000 in principal amount of the Notes and used a portion of that commission to allow selling concessions to other dealers of up to $17.50 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-13 below.
We may use this pricing supplement in the initial sale of the Notes.  In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Fixed Coupon Callable Notes Linked to the Common Stock of Celgene Corporation, Due March 22, 2017
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

General:	This pricing supplement relates to an offering of Fixed Coupon Callable Notes (the “Notes”) linked to the common stock of Celgene Corporation (the “Reference Stock”).
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Medium-Term Notes, Series G
Trade Date:	March 15, 2016
Issue Date:	March 21, 2016
Term:	Approximately one (1) year
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.
Designated Currency:	U.S. Dollars
Coupon:	We will pay you a Coupon during the term of the Notes, periodically in arrears on each Coupon Payment Date.
Coupon Rate:	10.05% per annum (2.5125% per quarter)
Coupon Payment Dates:	The Coupon will be paid on June 20, 2016, September 20, 2016, December 20, 2016 and the Maturity Date.
Call Feature:
We may redeem your Notes (in whole but not in part) at our sole discretion on any Coupon Payment Date during the term of the Notes, provided we give at least three business days’ prior written notice to the trustee.

Payment if Called:	If the Notes are called, then, on the applicable Coupon Payment Date, for each $1,000 principal amount, you will receive $1,000 plus the Coupon otherwise due on that Coupon Payment Date.
Valuation Date:	March 15, 2017
Maturity Date:	March 22, 2017
Initial Stock Price:	$97.915, which was an intra-day price of the Reference Stock on the trade date.
Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.
Trigger Price:	$73.44, which is 75% of the Initial Stock Price, rounded to two decimal places.

P-2	RBC Capital Markets, LLC

Fixed Coupon Callable Notes Linked to the Common Stock of Celgene Corporation, Due March 22, 2017
Payment at Maturity (if not previously called and held to maturity):
If the Notes are not previously called, we will pay you at maturity an amount based on the Final Stock Price of the Reference Stock:
•      If the Final Stock Price is greater than or equal to the Trigger Price, we will pay you a cash payment equal to the principal amount plus the Coupon otherwise due on the Maturity Date.
•      If the Final Stock Price is below the Trigger Price, you will receive at maturity, for each $1,000 in principal amount, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the Cash Delivery Amount. If we elect to deliver shares of the Reference Stock, fractional shares will be paid in cash.  We will also pay the final Coupon.
The value of the cash or shares that you receive will be less than your principal amount, if anything, resulting in a loss that is proportionate to the decline of the Reference Stock from the trade date to the Valuation Date. Investors in the Notes could lose some or all of their investment if there has been a decline in the trading price of the Reference Stock below the Trigger Price.

Physical Delivery Amount:
For each $1,000 in principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Stock Price, subject to adjustment as described in the product prospectus supplement. If this number is not a round number, then the number of shares of the Reference Stock to be delivered will be rounded down and the fractional part shall be paid in cash.

Cash Delivery Amount:	The product of the Physical Delivery Amount multiplied by the Final Stock Price.
Market Disruption Events:	The occurrence of a market disruption event (or a non-trading day) as to the Reference Stock will result in the postponement of the Valuation Date, as described in the product prospectus supplement.
Calculation Agent:	RBC Capital Markets, LLC
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as an investment unit consisting of (i) a non-contingent debt instrument issued by us to you (the “Debt Portion”) and (ii) a put option with respect to the Reference Stock written by you and purchased by us (the “Put Option”) for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service (the “IRS”) could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion in this pricing supplement under “U.S. Federal Tax Information” and the discussion in the product prospectus supplement dated January 8, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange
Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 8, 2016).

P-3	RBC Capital Markets, LLC

Fixed Coupon Callable Notes Linked to the Common Stock of Celgene Corporation, Due March 22, 2017
Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on the cover page and pages P-2 and P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement.

P-4	RBC Capital Markets, LLC

Fixed Coupon Callable Notes Linked to the Common Stock of Celgene Corporation, Due March 22, 2017
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement dated January 8, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. In particular, please note that the Coupon Payments on the Notes are not contingent upon the price of the Reference Stock.  You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016 and in the product prospectus supplement dated January 8, 2016, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement dated January 8, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047446/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.

P-5	RBC Capital Markets, LLC

Fixed Coupon Callable Notes Linked to the Common Stock of Celgene Corporation, Due March 22, 2017
HYPOTHETICAL EXAMPLES
The examples below are based on the following terms:
Hypothetical Initial Stock Price:	$100.00*
Hypothetical Trigger Price:	$75.00 which is 75.00% of the hypothetical Initial Stock Price
Coupon Rate:	10.05% per annum (or 2.5125% per quarter).
Coupon Amount:	$25.125 per quarter
Principal Amount:	$1,000 per Note
* The hypothetical Initial Stock Price of $100 used in the examples below has been chosen for illustrative purposes only and is not the actual Initial Stock Price. The actual Initial Stock Price is set forth on the cover page of this pricing supplement.
Final Stock Price	Reference Stock Return	Payment at Maturity (assuming that the Notes were not previously called)*	Physical Delivery Amount as Number of Shares of the Reference Stock	Cash Delivery Amount
$200.00	100.00%	$1,000.00	n/a	n/a
$190.00	90.00%	$1,000.00	n/a	n/a
$180.00	80.00%	$1,000.00	n/a	n/a
$170.00	70.00%	$1,000.00	n/a	n/a
$160.00	60.00%	$1,000.00	n/a	n/a
$150.00	50.00%	$1,000.00	n/a	n/a
$140.00	40.00%	$1,000.00	n/a	n/a
$130.00	30.00%	$1,000.00	n/a	n/a
$120.00	20.00%	$1,000.00	n/a	n/a
$110.00	10.00%	$1,000.00	n/a	n/a
$100.00	0.00%	$1,000.00	n/a	n/a
$90.00	-10.00%	$1,000.00	n/a	n/a
$80.00	-20.00%	$1,000.00	n/a	n/a
$75.00	-25.00%	$1,000.00	n/a	n/a
$70.00	-30.00%	Physical or Cash Delivery Amount	10	$700.00
$60.00	-40.00%	Physical or Cash Delivery Amount	10	$600.00
$50.00	-50.00%	Physical or Cash Delivery Amount	10	$500.00
$40.00	-60.00%	Physical or Cash Delivery Amount	10	$400.00
$30.00	-70.00%	Physical or Cash Delivery Amount	10	$300.00
$20.00	-80.00%	Physical or Cash Delivery Amount	10	$200.00
$10.00	-90.00%	Physical or Cash Delivery Amount	10	$100.00
$0.00	-100.00%	Physical or Cash Delivery Amount	10	$0.00
* Excluding the accrued but unpaid Coupons.
The following examples illustrate how the payments at maturity set forth in the table above are calculated:
Example 1: The price of the Reference Stock increases to a Final Stock Price of $150.00.
Because the Final Stock Price is greater than the Trigger Price, an investor will receive at maturity, in addition to the final coupon payment on the Notes, a payment of $1,000 per $1,000 in principal amount of the Notes.
Example 2: The price of the Reference Stock decreases to a Final Stock Price of $90.00.
Although the Final Stock Price is less than the Initial Stock Price, the Final Stock Price is above the Trigger Price. Because the Final Stock Price is above the Trigger Price, an investor will receive at maturity, in addition to the final coupon payment on the Notes, a payment of $1,000 per $1,000 in principal amount of the Notes.
Example 3: The price of the Reference Stock decreases to a Final Stock Price of $40.00.
Because the Final Stock Price is less than the Trigger Price, the final coupon payment will be made, and an investor will receive 10 shares of the Reference Stock at maturity, or at our option, the Cash Delivery Amount, calculated as follows:
Physical Delivery Amount x Final Stock Price = 10 x $40 = $400.00

P-6	RBC Capital Markets, LLC

Fixed Coupon Callable Notes Linked to the Common Stock of Celgene Corporation, Due March 22, 2017
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the section “Risk Factors” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•	Principal at Risk — Investors in the Notes could lose some or a substantial portion of their principal amount if there is a decline in the trading price of the Reference Stock between the trade date and the Valuation Date. If the Notes are not previously called and the Final Stock Price on the Valuation Date is less than the Trigger Price, the value of the shares or cash that you receive at maturity will represent a loss of your principal that is proportionate to the decline in the closing price of the Reference Stock from the trade date to the Valuation Date. The Coupons received on the Notes may not be sufficient to compensate for any such loss.
•	The Notes Are Subject to a Call at Our Option — On any Coupon Payment Date, we may elect to call the Notes. If the Notes are called, then, on the applicable Coupon Payment Date, for each $1,000 in principal amount, you will receive $1,000 plus the Coupon otherwise due on that Coupon Payment Date. You will not receive any coupon payments after the Coupon Payment Date. You may be unable to reinvest your proceeds from the call in an investment with a return that is as high as the return on the Notes would have been if they had not been called.
•	The Call Feature Limits Your Potential Return — The return potential of the Notes is limited to the pre-specified Coupon Rate, regardless of the appreciation of the Reference Stock. In addition, if the Notes are called due to the Call Feature, you will not receive any Coupons after the applicable Coupon Payment Date. Since the Notes could be called as early as the first Coupon Payment Date, the total return on the Notes could be limited to three months. If the Notes are not called, you may be subject to the full downside performance of the Reference Stock even though your potential return is limited to the Coupon Rate. As a result, the return on an investment in the Notes could be less than the return on a direct investment in the Reference Stock.
•	Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are Royal Bank's senior unsecured debt securities. As a result, your receipt of the amount due on each relevant payment date is dependent upon Royal Bank's ability to repay its obligations at that time. This will be the case even if the price of the Reference Stock increases after the trade date. No assurance can be given as to what our financial condition will be during the term of the Notes.
•	There May Not Be an Active Trading Market for the Notes-Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so. RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.
•	Owning the Notes Is Not the Same as Owning the Reference Stock — The return on your Notes is unlikely to reflect the return you would realize if you actually owned the Reference Stock. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the Reference Stock during the term of your Notes. As an owner of the Notes, you will not have voting rights or any other rights that holders of the

P-7	RBC Capital Markets, LLC

Fixed Coupon Callable Notes Linked to the Common Stock of Celgene Corporation, Due March 22, 2017
Reference Stock may have. Furthermore, the Reference Stock may appreciate substantially during the term of the Notes, while your potential return will be limited to the Coupon payments.
•	There Is No Affiliation between Celgene Corporation and RBCCM, and RBCCM Is Not Responsible for Any Disclosure by Celgene Corporation — We are not affiliated with Celgene Corporation However, we and our affiliates may currently, or from time to time in the future engage, in business with. Celgene Corporation Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information that any other company prepares. You, as an investor in the Notes, should make your own investigation into the Reference Stock. Celgene Corporation is not involved in this offering and has no obligation of any sort with respect to your Notes. Celgene Corporation has no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.
•	Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Stock that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the prices of the Reference Stock, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuer of the Reference Stock, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Stock. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the price of the Reference Stock, and, therefore, the market value of the Notes.
•	The Initial Estimated Value of the Notes Is Less Than the Price to the Public — The initial estimated value set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the price of the Reference Stock, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined by RBCCM for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

P-8	RBC Capital Markets, LLC

Fixed Coupon Callable Notes Linked to the Common Stock of Celgene Corporation, Due March 22, 2017
•	The Initial Estimated Value of the Notes on the Cover Page Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do. The value of the Notes at any time after the trade date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
•	The Reference Stock’s Historical Performance Is Not Necessarily Indicative of Its Future Performance — You should not rely upon the historical performance of the Reference Stock as an indication of its future performance.
•	Market Disruption Events and Adjustments — The payment at maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

P-9	RBC Capital Markets, LLC

Fixed Coupon Callable Notes Linked to the Common Stock of Celgene Corporation, Due March 22, 2017
INFORMATION REGARDING THE REFERENCE STOCK
The Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”).  Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the issuer of the Reference Stock is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the issuer of the Reference Stock with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
We obtained the information regarding the historical performance of the Reference Stock set forth below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Stock should not be taken as an indication of its future performance, and no assurance can be given as to the market price of the Reference Stock at any time during the term of the Notes.  We cannot give you assurance that the performance of the Reference Stock will not result in the loss of all or part of your investment.

P-10	RBC Capital Markets, LLC

Fixed Coupon Callable Notes Linked to the Common Stock of Celgene Corporation, Due March 22, 2017
Celgene Corporation (“CELG”)
Celgene Corporation is a global biopharmaceutical company. The company focuses on the discovery, development and commercialization of therapies designed to treat cancer and immune-inflammatory related diseases.
Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 0000816284. The company’s common stock is listed on the NASDAQ Global Market (the “NASDAQ”) under the ticker symbol “CELG.”
Historical Information
Below is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock. The information provided in the table is for the period from January 1, 2008 to March 15, 2016. On March 15, 2016, the closing price of the Reference Stock was $97.98.
Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock ($)	Low Intra-Day Price of the Reference Stock ($)	Period-End Closing Price of the Reference Stock ($)
1/1/2008	3/31/2008	31.09	23.04	30.65
4/1/2008	6/30/2008	32.95	28.44	31.94
7/1/2008	9/30/2008	38.70	28.00	31.64
10/1/2008	12/31/2008	33.25	22.73	27.31
1/1/2009	3/31/2009	28.30	19.66	22.20
4/1/2009	6/30/2009	24.38	18.45	23.92
7/1/2009	9/30/2009	29.16	22.64	27.95
10/1/2009	12/31/2009	28.90	24.88	28.21
1/1/2010	3/31/2010	32.90	27.02	30.98
4/1/2010	6/30/2010	32.00	24.78	25.41
7/1/2010	9/30/2010	29.50	24.01	28.81
10/1/2010	12/31/2010	31.73	27.12	29.72
1/1/2011	3/31/2011	30.45	24.46	28.77
4/1/2011	6/30/2011	30.85	27.42	30.16
7/1/2011	9/30/2011	32.93	25.85	30.96
10/1/2011	12/31/2011	34.13	29.67	33.80
1/1/2012	3/31/2012	39.42	33.15	38.76
4/1/2012	6/30/2012	40.21	29.27	32.08
7/1/2012	9/30/2012	39.00	30.95	38.20
10/1/2012	12/31/2012	41.39	35.63	39.36
1/1/2013	3/31/2013	58.48	40.04	57.96
4/1/2013	6/30/2013	65.90	55.27	58.46
7/1/2013	9/30/2013	78.01	59.09	76.97
10/1/2013	12/31/2013	86.88	71.05	84.48
1/1/2014	3/31/2014	87.33	69.51	69.80
4/1/2014	6/30/2014	87.37	66.87	85.88
7/1/2014	9/30/2014	96.50	82.90	94.78
10/1/2014	12/31/2014	119.84	83.17	111.86
1/1/2015	3/31/2015	129.03	109.49	115.28
4/1/2015	6/30/2015	121.47	106.48	115.74
7/1/2015	9/30/2015	140.69	92.98	108.17
10/1/2015	12/31/2015	128.39	105.67	119.76
1/1/2016	3/15/2016	119.59	93.06	97.98
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-11	RBC Capital Markets, LLC

Fixed Coupon Callable Notes Linked to the Common Stock of Celgene Corporation, Due March 22, 2017
The graph below illustrates the performance of Celgene Corporation from January 1, 2008 to March 15, 2016, based on the Initial Stock Price of $97.915. The red line represents the Trigger Price of $73.44, which is equal to 75.00% of the Initial Stock Price, rounded to two decimal places.

P-12	RBC Capital Markets, LLC

Fixed Coupon Callable Notes Linked to the Common Stock of Celgene Corporation, Due March 22, 2017
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on March 21, 2016, which is the fourth (4th) business day following the trade date (this settlement cycle being referred to as “T+4”).  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to three business days before delivery will be required, by virtue of the fact that the Notes will settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.  See “Plan of Distribution” in the prospectus dated January 8, 2016. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 8, 2016.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time.  This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is initially expected to be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes.  This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Stock.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Stock, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors resulted in the initial estimated value for the Notes on the Trade Date being less than their public offering price.  See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.

P-13	RBC Capital Markets, LLC

Fixed Coupon Callable Notes Linked to the Common Stock of Celgene Corporation, Due March 22, 2017
U.S. FEDERAL TAX INFORMATION
Please see the discussion in the product prospectus supplement dated January 8, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes. Notwithstanding, the discussion in the product prospectus supplement dated January 8, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences” is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement.
This summary is directed solely to holders that will purchase the Notes upon original issuance and will hold the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code, which generally means property held for investment.  It applies only to those holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus.  We intend to treat Coupon payments as U.S. source income for U.S. federal income tax purposes.
Although the U.S. federal income tax treatment of the Notes is uncertain, we intend to take the position, and the following discussion assumes, that the Notes are properly treated as an investment unit consisting of a Debt Portion and a Put Option. It is likely that the Debt Portion of your Notes would be treated as having been issued for the principal amount of the Notes (if you are an initial purchaser) and that Coupon payments on the Notes would be treated in part as payments of interest and in part as payments for the Put Option.
Pursuant to this treatment, 0.989% of each stated Coupon payment (10.05% in total) will be treated as an interest payment and 9.061% of each stated Coupon payment will be treated as payment for the Put Option for U.S. federal income tax purposes.
Alternative treatments of the Notes are possible.  Please see the discussion in the accompanying product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Alternative Treatments.”
U.S. Holders
Amounts treated as interest would be included in income in accordance with your regular method of accounting for interest for U.S. federal income tax purposes. Amounts treated as payment for the Put Option would be deferred and accounted for upon the sale, call or maturity of the Notes, as discussed below.
If you were to receive a cash payment of the full principal amount of your Notes upon the call or maturity of your Notes, such payment would likely be treated as (i) payment in full of the principal amount of the Debt Portion (which would not result in the recognition of gain or loss if you are an initial purchaser of your Notes) and (ii) the lapse of the Put Option which would likely result in your recognition of short-term capital gain in an amount equal to the amount paid to you for the Put Option and deferred as described above. If you were to receive a cash payment upon the maturity of your Notes (excluding cash received as a coupon) of less than the full principal amount of your Notes, such payment would likely be treated as (i) payment in full of the principal amount of the Debt Portion (which would not result in the recognition of gain or loss if you are an initial purchaser of your Notes) and (ii) the cash settlement of the Put Option pursuant to which you paid to us an amount equal to the excess of the principal amount of your Notes over the amount that you received upon the maturity of your Notes (excluding cash received as a coupon) in order to settle the Put Option. If the aggregate amount paid to you for the Put Option and deferred as described above is greater than the amount you are deemed to have paid to us to settle the Put Option, you will likely recognize short-term capital gain in an amount that is equal to such excess. Conversely, if the amount paid to you for the Put Option and deferred as described above is less than the amount

P-14	RBC Capital Markets, LLC

Fixed Coupon Callable Notes Linked to the Common Stock of Celgene Corporation, Due March 22, 2017
you are deemed to have paid to us to settle the Put Option, you will likely recognize short-term capital loss in an amount that is equal to such difference.  The deductibility of capital losses is subject to limitations.
If, instead of making a cash payment to you, we were to exchange your Notes for shares of the Reference Stock of equivalent value, the receipt of such stock upon the maturity of your Notes would likely be treated as (i) payment in full of the principal amount of the Debt Portion (which would likely not result in the recognition of gain or loss if you are an initial purchaser of your Notes) and (ii) the exercise by us of the Put Option and your purchase of the shares of stock you receive for an amount equal to the principal amount of your Notes. The U.S. federal income tax basis of the shares of stock you receive with respect to each Note would equal the principal amount of the Note less the amount of payments you received for the Put Option and deferred as described above. The holding period in the shares of stock you receive would begin the day after you beneficially receive such shares of stock. If you receive cash in lieu of a fractional share of stock, you will be treated as having received such fractional share and then having received cash in exchange for such fractional share. You generally will recognize short-term capital gain or loss based on the difference between the amount of cash received in lieu of the fractional share and the U.S. federal income tax basis allocated to such fractional share. The deductibility of capital losses is subject to limitations.
Sale or Exchange Prior to Maturity
Upon the sale of your Notes, you would be required to apportion the value of the amount you receive between the Debt Portion and Put Option on the basis of the values thereof on the date of the sale. You would recognize gain or loss with respect to the Debt Portion in an amount equal to the difference between (i) the amount apportioned to the Debt Portion and (ii) your adjusted U.S. federal income tax basis in the Debt Portion (which would generally be equal to the principal amount of your Notes if you are an initial purchaser of your Notes). Except to the extent attributable to accrued but unpaid interest with respect to the Debt Portion, such gain or loss would be long-term capital gain or loss if your holding period is greater than one year. The amount of cash that you receive that is apportioned to the Put Option (together with any amount of premium received in respect thereof and deferred as described above) would be treated as short-term capital gain. If the value of the Debt Portion on the date of the sale of your Notes is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment (to the purchaser in the case of a sale) equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option. In such a case, you would likely recognize short-term capital gain or loss in an amount equal to the difference between the premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to extinguish the Put Option.  The deductibility of capital losses is subject to limitations.
Non-U.S. Holders
Because the U.S. federal income tax treatment of the Notes (including the periodic stated interest payments) is uncertain, we will withhold U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) on the entire amount of stated periodic interest payments made. We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals. The availability of a lower rate of withholding under an applicable income tax treaty will depend on whether such rate applies to the characterization of the payments under U.S. federal income tax laws. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

P-15	RBC Capital Markets, LLC

Fixed Coupon Callable Notes Linked to the Common Stock of Celgene Corporation, Due March 22, 2017
Except as discussed below, a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax on any gain (not including for the avoidance of doubt any amounts representing accrued stated periodic interest payments which would be subject to the rules discussed in the previous paragraph) from the sale or exchange of the Notes or their settlement at maturity, provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale or exchange of the Notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the United States for 183 days or more during the taxable year of the sale, exchange, or retirement and certain other conditions are satisfied.
If a Non-U.S. Holder of the Notes is engaged in the conduct of a trade or business within the United States and if periodic stated interest payments and gain realized on the sale, exchange, or settlement of the Notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such periodic stated interest payments and gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “U.S. Holders” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the Notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the United States, subject to certain adjustments.
A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder.  Under U.S. Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend.  However, this withholding on “dividend equivalent” payments, if any, will not apply to Notes issued before January 1, 2017. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
Foreign Account Tax Compliance Act
The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or otherwise complies with FATCA.  In addition, the Notes may constitute a “financial account” for these purposes and thus, be subject to information reporting requirements pursuant to FATCA.  FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.  Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

P-16	RBC Capital Markets, LLC

Fixed Coupon Callable Notes Linked to the Common Stock of Celgene Corporation, Due March 22, 2017
The U.S. Treasury Department and the IRS have announced that withholding on payments of gross proceeds from a sale or redemption of the Notes will only apply to payments made after December 31, 2018. If we determine withholding is appropriate with respect to the Notes, we will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding.  Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.  Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.

P-17	RBC Capital Markets, LLC

Fixed Coupon Callable Notes Linked to the Common Stock of Celgene Corporation, Due March 22, 2017
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 8, 2016, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K dated January 8, 2016.
In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of the Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated January 8, 2016, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated January 8, 2016.

P-18	RBC Capital Markets, LLC